UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)1

                         Mid Continent Bancshares, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                    595282104
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                                 (Cusip Number)

                                 Daniel R. Tisch
                              Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                               Page 1 of 10 Pages

                                  SCHEDULE 13D



  CUSIP No. 595282104                              Page   2   of   10   Pages
            ---------                                   -----     ----



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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                     (b)  [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
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        NUMBER OF             7    SOLE VOTING

         SHARES                    167,500
                         -------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

        OWNED BY                   0
                         -------------------------------------------------------
          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  167,500
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE POWER

          WITH                     0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     167,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6%
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14   TYPE OF REPORTING PERSON*

     PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 10 Pages

Item 1.   Security and Issuer.

     This statement relates to shares of the Common Stock (the "Shares") of Mid Continent Bancshares, Inc., a Kansas corporation (the "Company"). The Company's principal executive offices are located at 124 W. Central, El Dorado, KS 67042.

Item 2.   Identity and Background.

     This statement is filed on behalf of Mentor Partners, L.P., a Delaware limited partnership (the "Partnership") with respect to Shares of the Company
(a) owned by the Partnership and (b) owned by Mentor Offshore Fund Limited ("Offshore"), a Cayman Islands company. The general partner of the Partnership is WTG & Co., L.P., a Delaware limited partnership (the "General Partner") and the general partner of the General Partner is D. Tisch & Co., Inc., a Delaware corporation ("D. Tisch & Co."), all of the common stock of which is owned by Daniel R. Tisch (collectively with D. Tisch & Co. and the General Partner, the "Control Persons").

     The address of the principal offices and principal business of the Partnership and each of the Control Persons is 500 Park Avenue, New York, New York 10022.

     The Partnership's principal business is investment in securities, primarily in connection with "merger" (or "risk") arbitrage and, to a lesser extent, classic arbitrage, including convertible securities arbitrage. The principal

                               Page 3 of 10 Pages
business of the General Partner is serving as the general partner of the Partnership. The sole business of D. Tisch & Co. is serving as the general partner of the General Partner, and other than such service, D. Tisch & Co. has no investment or operating history of any kind. Daniel R. Tisch's principal occupation is that of President and sole Director of D. Tisch & Co., and he is a United States citizen.

     Neither the Partnership nor, to its best knowledge, any of the Control Persons has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source  and  Amount  of  Funds  or Other Consideration.

     The $5,690,696.73 used to purchase Shares of the Company for the Partnership came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Company Shares acquired by the Partnership were purchased in the ordinary course of business.

                               Page 4 of 10 Pages

     The $653,992.60 used to purchase Shares of the Company for Offshore was furnished from Offshore's investment capital, which at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Shares of the Company acquired for Offshore were purchased in the ordinary course of business.

Item 4.   Purpose of Transaction.

     The Partnership and Offshore acquired the Shares of the Company for investment purposes, and only in the ordinary course of business.

     In the ordinary course of business, the Partnership and/or Offshore from time to time evaluate their holdings of securities, and based on such evaluation, the Partnership and/or Offshore may determine to acquire or dispose of securities of specific issuers.

     Neither the Partnership nor, to its knowledge, any of the Control Persons or Offshore have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date hereof, the Partnership owns beneficially an aggregate of 150,000 Shares of the Company (or approximately 7.7% of the Company's Common Stock outstanding on July 31, 1997) and the Partnership may be deemed to own

                               Page 5 of 10 Pages
beneficially an aggregate of an additional 17,500 Shares of the Company (or 0.9% of the Company common stock outstanding on July 31, 1997) owned by Offshore, in each case based on the number of 1,958,250 Shares of Company Common Stock then outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

     (b) The Partnership (through the Control Persons) has the sole power to vote, and dispose of, all the Shares beneficially owned by the Partnership. In addition, the General Partner is a party to investment management agreements pursuant to which the General Partner has investment responsibility with respect to the Company's Shares owned by Offshore. Pursuant to such agreements, Mr. Tisch has the power to dispose of (or to direct the disposition of) the Shares of the Company owned by Offshore.

     (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons or Offshore.

     (d) Neither the Partnership nor, to its best knowledge, any of the Control Persons or Offshore have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Partnership or Offshore.

                               Page 6 of 10 Pages

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Except as referred or described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     Exhibit A --   Acquisitions of Shares by the Partnership and
                    Offshore During the Past Sixty Days.

                               Page 7 of 10 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  September 23, 1997
                                                  ------------------
                                                        (Date)


                                                  /s/ Daniel Tisch
                                                  ----------------
                                                     (Signature)


                                                  Daniel R. Tisch
                                                  Authorized Signatory
                                                  MENTOR PARTNERS, L.P.
                                                  ---------------------
                                                     (Name/Title)

                               Page 8 of 10 Pages

                                  EXHIBIT INDEX


Exhibit A --   Acquisitions of Shares by the Partnership and
               Offshore During the Past Sixty Days.


                               Page 9 of 10 Pages

                                    EXHIBIT A

                    Acquisitions of Shares by the Partnership
                     and Offshore During the Past Sixty Days

                         Date of            Number        Aggregate   Price Per
Entity                 Transaction         of Shares       Price        Share

Partnership         September 3, 1997        1,500        54,769.95     36.513

                    September 3, 1997        5,000       182,529.00     36.506

                    September 4, 1997        6,900       258,957.00     37.530

                    September 5, 1997       11,200       420,915.04     37.582

                    September 8, 1997        3,300       125,173.95     37.932

                    September 8, 1997        2,800       106,102.64     37.894

                    September 9, 1997        1,300        49,114.00     37.780

                   September 12, 1997        3,500       130,980.15     37.423

                   September 15, 1997        3,500       130,917.50     37.405

                   September 16, 1997       35,000     1,334,375.00     38.125

                   September 16, 1997        2,500        95,000.00     38.000

                   September 16, 1997        1,000        37,800.00     37.800

                   September 17, 1997       22,500       857,812.50     38.125

                   September 18, 1997       10,000       381,250.00     38.125

                   September 19, 1997       40,000     1,525,000.00     38.125


Offshore            September 3, 1997        6,300       229,986.54     36.506

                    September 5, 1997        5,000       187,908.50     37.582

                    September 8, 1997        1,200        45,472.56     37.894

                   September 17, 1997        2,500        95,312.50     38.125

                   September 19, 1997        2,500        95,312.50     38.125


================================================================================
All Shares were purchased in transactions on the NASDAQ National Market.

                               Page 10 of 10 Pages